i-STAT Corporation

UBS Warburg

October 9, 2002

Certain statements and materials in this presentation may relate to future events, projections and expectations and as such constitute "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995.

Such statements, projections and materials involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the company in the future to be materially different from these statements, projections and materials.

For a complete list of risk factors with detailed descriptions, please refer to the Company's Form 10-K for the fiscal year ended December 31, 2001 and to its Form 10-Q for the quarterly period ended June 30, 2002.

Company Background

- Founded in 1984
- IPO in 1992
- Began Commercial Operations in 1992
- Partnership with HP 1996-1998
- Exclusive Distribution Agreement –

    Abbott Laboratories 1999-2003

Company Business

- Point of Patient Care Blood Testing

- Serving the Hospital Market

- Focused on Critical Care
  - NICU
  - ER
  - ICU
  - CCU
  - CVOR
  - Cath lab

- Blood Gas • Electrolytes • Chemistry
  - Immunoassay • Coagulation

In the Palm of Your Hand



A Lab on a Chip

Wafer Fab

Fabrication of silicon-based circuits with biologically reactive electro-sensors

Cartridge Assembly

Precision fluidics and self-calibration in a tiny package

FAST

ACCURATE

RELIABLE

DISPOSABLE



i-STAT
Cartridge Label
Sample Entry Well Gasket
Fluid Channel
Cartridge Cover
Sample Entry Well
Tape Gasket
Biosensor Chips
Calibrant Pouch
Puncturing Barb
Cartridge Base
Air Bladder

Point-of-Care Market Opportunity Critical Care Medicine

- Blood glucose   800 mm tests*   ~$2.4 billion
- Blood gas   250 mm tests   ~$1.0 billion
- Chemistry/Lytes   200 mm tests   ~$1.0 billion
- Coagulation   250 mm tests   ~$1.0 billion
- Cardiac markers   25 mm tests ⬆~$0.4 billion

* The majority of the single glucose test market is controlled by the glucose meter companies. i-STAT will capture a portion of this market.

i-STAT Changes
the Economics of the Market

Traditional cost profile
(example: blood gas)

i-STAT cost profile

• Labor	$ 4.00		• Labor	$ 0.50
• Equipment	$ 0.75		• Equipment	$ 0.30
• Reagents	$ 0.75		• Cartridge	$ 3.50
TOTAL	**$ 5.50**		TOTAL	**$ 4.30**
			Cost/test reduction	**$ 1.20**

The customer's costs are reduced and converted from fixed to variable while i-STAT generates a greater product revenue and profit per test.

Higher Quality Care at Lower Cost

- Lower operating cost than *stat* laboratories
  - Hospitals achieve sizeable dollar savings in operating costs

- Increased productivity and efficiency of clinical staff
  - Fewer error sources and lower costs

- Immediate analysis of critical blood components
  - Faster diagnosis and treatment of patients

Better Patient Care

- Fewer transfusions in neonates
- Shorter length of stay in ICU's and ER's
- Faster ventilator weaning time
- Improved mortality rate with "code" patients
- Fewer schedule disruptions in ambulatory surgery

i-STAT Analyzer Placements



Cartridge Volume



14
12
10
8
6
4
2
0
UNITS (millions)
92
93
94
95
96
97
98
99
00
01

U.S. Market Penetration of POCT by Testing Discipline



Widening the Gap on the Competition



EAC, 2001

ABBOTT LABORATORIES

- Exclusive Distribution through Dec 31, 2003
- Sells to Existing Central Lab Customers
- Sells with Medisense™ Glucose Product
- Channel and Distribution Strategy Issues
- i-STAT Direct Distribution Resumes Jan 1, 2004
- Residual Payments ~ $65 million
  - Spread over 6 years…2003-2008

TRANSITION PLAN

ASSETS IN PLACE

- Senior Sales Consultants
- Technical Services
- Order Entry
- R&D
- Production
- Physical Distribution

TRANSITION PLAN

ASSETS NEEDED

- Clinical Specialists ($2.2 million)

- Marketing Programs ($1.5 million)

FINANCIAL PROJECTIONS

- Abbott distribution fees end 12-31-03

- Substantial incentive for 2003 growth

- Parallel i-STAT sales efforts now underway

- High operating leverage on cartridge costs

- Focus on increasing cartridge usage –
                         not analyzer sales volume

FINANCIAL PROJECTIONS
Cartridges (Only)
($ million except as noted)

	2002	2003	2004	2005
Volume (000)	13,100	15,800	19,300	24,100
ASP ($/Unit)	$ 3.30	$ 3.20	$ 4.30	$ 4.50
COGS ($/Unit)	$ 2.65	$ 2.35	$ 2.10	$ 1.85
Gross Profit	$ 8.5	$ 13.4	$ 42.5	$ 63.9

FINANCIAL PROJECTIONS
Analyzers (Only)
($ million except as noted)

	2002	2003	2004	2005
Volume (Units)	3,875	3,650	3,500	3,975
ASP ($/Unit)	$ 2,450	$ 2,550	$ 3,650	$ 3,650
COGS ($/Unit)	$ 1,750	$ 1,800	$ 1,950	$ 1,875
Gross Profit	$ 2.7	$ 2.7	$ 6.0	$ 7.1

FINANCIAL PROJECTIONS
Change in Profitability
($ million)

Change from 2002:	2003	2004	2005
Gross Profit	$ 4.9	$ 37.2	$ 59.7
Operating Expense	$ (2.4)	$ (5.5)	$ (7.3)
Operating Profit	$ 2.6	$ 31.7	$ 52.4

Note: Cartridge and Analyzer Business only

FINANCIAL PROJECTIONS

Cash
($ million)

	2002	2003	2004	2005
Beginning Cash	$ 43	$ 26	$ 10	$ 16
Net Cash Flows	(17)	(6)	19	39
Payments to Abbott		(10)	(13)	(12)
Cash @ Year-End	$ 26	$ 10	$ 16	$ 43

Note: $(10) in 2002 cash flow from Abbott prepayment.

SUMMARY

- Large market, narrowly penetrated
- Differentiated products
- Clear market leadership and share
- Strong management team
- Clear path to profitability and cash-positive operations

i-STAT Corporation

Changing the Course
of Patient Care

Cartridge Volume



RISK FACTORS

- **For a complete list of risk factors with detailed descriptions, please refer to the Company's Form 10-K for the fiscal year ended December 31, 2001 and to its Form 10-Q for the quarterly period ended June 30, 2002.**

- **The following is a list of risk factors that may impact future projected results:**

- **Our success depends on greater commercial acceptance, which we are not able to predict.**

- **Until December 31, 2003, we will rely on Abbott Laboratories for the marketing and sale of our products.**

- **Management and significant stockholders can exercise influence over the Company.**

- **We are not profitable. We must increase sales of our products to be profitable.**

-As a result of terminating our distribution agreement with Abbott Laboratories effective December 31, 2003, we will resume the marketing and sale of our products and we will be required to make a series of payments to Abbott totaling approximately $65 million over a period of six years.

-The manufacture of our products is subject to certain risks.

-We are subject to intense government regulation.

-We may need additional funding in the future and the availability of such funds is not predictable.

-We may not be successful in defending our proprietary rights or against proprietary rights claims made by others.

-We compete against larger, stronger entities that sell more established blood analysis products.

-We depend on key members of our staff and must retain and recruit qualified individuals if we are to be competitive.

-There are various operational and financial risks associated with our international business.